

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 7, 2018

Eric P. McCrady
Chief Executive Officer and Managing Director
Sundance Energy Australia Limited
633 17th Street, Suite 1950
Denver, CO 80202

   Re: Sundance Energy Australia Limited
     Registration Statement on Form F-3
     Filed May 1, 2018
     File No. 333-224583

Dear Mr. McCrady:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kevin Dougherty at (202) 551-3271 with any questions.

         Sincerely,

         /s/ Kevin Dougherty *for*

         John Reynolds
         Assistant Director
         Office of Natural Resources

cc: Heath C. Trisdale
    Baker & McKenzie LLP